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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

Kinder Morgan, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	001-35081	80-0682103
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
1001 Louisiana Street, Suite 1000, Houston, Texas 77002
(Address of principal executive offices)

David R. DeVeau
(713) 369-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Item 1.01    CONFLICT MINERALS DISCLOSURE AND REPORT

A copy of this Form SD and the attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found on our website at:

http://www.kindermorgan.com/content/docs/2016_Conflict_Minerals_Report.pdf;

Item 2.01    EXHIBITS

Exhibit 1.01 – 2016 Kinder Morgan Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINDER MORGAN, INC.
Registrant

Dated: May 31, 2017	By: /s/ Kimberly A. Dang
Kimberly A. Dang, Vice President and Chief Financial Officer